

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Michael Cribari
Chief Executive Officer
High Roller Technologies, Inc.
400 South 4th Street, Suite 500-#390
Las Vegas, Nevada 89101

      Re: High Roller Technologies, Inc.
         Amendment No. 1 to
         Draft Registration Statement on Form S-1
         Submitted February 15, 2023
         CIK No. 0001947210

Dear Michael Cribari:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed February 15, 2023

Prospectus Summary, page 2

1.   We note your response to comment 3. However, your response focuses on which games are most popular with your players, as opposed to your position in the industry. Please disclose the basis for statements that you provide one of the largest selection of games and that you have industry-leading and market-leading customer retention, innovation and content. Please define the industry and the competitors you are using for purposes of these statements. For example, please indicate the category for which you have "one of the largest selection of games." Please also indicate your customer retention rate as compared to the average customer retention rate in your industry.

Business, page 51

2.   We note your response to comment 11. Please further revise to indicate the status of your contemplated operations in Southeast Asia, including the status of application(s) for required license(s) or approval(s), given your disclosure on page 43 that you expect to be operational in Southeast Asian markets before the end of Q1 2023. Please specify where in Southeast Asia you plan on operating.

Licenses, page 52

3.   We note your response to comment 10 and reissue in part. Please revise your discussion about the licenses and sublicenses obtained from the Curacao Gaming Authority as well as the Estonian license held by Happy Hour Solutions to include the duration and expiration date/renewal date of such licenses, and any material obligations under your domain license agreement with Happy Hour Solutions. We also note that Ellmount Entertainment is withdrawing from the Malta licensed activities and has not operated under its Malta license since June 2022. Given this, please explain why you state elsewhere in the prospectus that you maintain a license from Malta. Please also tell us if withdrawing from Malta licensed activities will have a material impact on your financial results.

    You may contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Aaron A. Grunfeld, Esq.